SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 15)

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                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

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          Carolyn Tiffany                                  David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
       Mortgage Investments                            Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
             Suite 500                                  Jericho, New York 11753
    Boston, Massachusetts 02114                             (516) 681-3636
          (617) 570-4614

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 22, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5                  13D/A
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No.  34-6513657
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2.    Check the Appropriate Box if a Member of a Group *                 (a) |_|
                                                                         (b) |_|

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3.    SEC Use Only


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4.    Sources of Funds *

      WC
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5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) of 2(f)                                |_|


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6.    Citizenship or Place of Organization

      Ohio
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               7.    Sole Voting Power

                     1,400,300
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  Number of    8.    Shared Voting Power
   Shares
 Beneficially        - 0 -
  Owned by     -----------------------------------------------------------------
    Each       9.    Sole Dispositive Power
  Reporting
   Person            1,400,300
    With       -----------------------------------------------------------------
               10.   Shared Dispositive Power

                     - 0 -
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      1,400,300 Shares
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12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13.   Percent of Class Represented by Amount in Row (11)

      8.73%
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14.   Type of Reporting Person*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 15 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, and as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended as follows:

      First Union purchased an additional 20,000 Shares on March 21, 2005 for an aggregate purchase price of $239,000, which funds were provided from the working capital of First Union.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      On March 22, 2005, First Union issued a press release announcing that in light of recent actions of the Board of Directors of the Issuer, First Union has formulated its own preliminary plans and proposals with respect to the Issuer. In this regard, the press release announced that First Union is now giving serious consideration to the one or more strategic proposals for Sizeler which would include its sale or liquidation pursuant to a plan of liquidation that would require shareholder approval or at a minimum the sale of certain non-core assets. First Union would agree that any such sale or liquidation would provide that neither it nor its affiliates would acquire any of the assets or receive any real estate brokerage commission or similar fee in connection with such sales. Further, First Union would propose corporate governance changes to eliminate Sizeler's staggered board, "poison pill" and executive golden parachutes, all of which assist in ensuring management entrenchment.

      A copy of the Press Release is attached as Exhibit 12 hereto and is incorporated herein by reference.

      In addition, First Union will continue to resist the Issuer's attempts to deny its shareholders a choice by trying to stop First Union from seeking proxies or voting its shares for a period of time during which the Issuer will presumably schedule its next annual meeting of shareholders.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended as follows:

      (a) As of the close of business on March 21, 2005, First Union directly owns 1,400,300 Shares representing 8.73% of the total outstanding Shares. The foregoing is based upon 16,045,000 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-K together with the 2,649,000 additional Shares issued on March 15, 2005.

      (b) First Union has the sole power to vote and dispose of 1,400,300 Shares owned by First Union.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

           Date                      Number of Shares            Price Per Share

           March 21, 2005                 20,000                      $11.95

      (d)  Not applicable

      (e)  Not applicable

Item 7. Materials to be Filed as Exhibits.

Exhibit 12. Press Release issued March 22, 2005.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2005                         FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Peter Braverman
                                                  -----------------------
                                                  Peter Braverman
                                                  President